Exhibit 21.1

Subsidiaries

Name	State of Formation	Type of Entity	Percent Owned
VISSIA McKinney, LLC (f/k/a Novopelle Diamond, LLC)	Texas	Limited Liability Company	100%
VISSIA Waterway, Inc. (f/k/a Novopelle Waterway, Inc.)	Texas	Corporation	100%
Capitol City Solutions USA, Inc.	Texas	Corporation	100%
Legend Nutrition, Inc.	Texas	Corporation	100%
Novopelle Tyler, Inc.	Texas	Corporation	100%
Cycle Energy Corp.	Texas	Corporation	100%